May 17, 2006

Jeff Reid
Chief Executive Officer and President
KMA Global Solutions International, Inc.
5570A Kennedy Road Mississauga
Ontario, Canada L4Z 2A9

>    **Re:    KMA Global Solutions International, Inc.**
>    **Amendment No. 1 to Form 10-SB**
>    **File No. 0-51864**
>    **Filed April 18, 2006**

Dear Mr. Reid:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Description of Business, page 4

1.    Please include the address for your website in your filing. See Item 101(c)(3) of Regulation S-B.

Business Development, page 4

2.    Please expand your disclosure under this heading to clearly describe the mechanics of the transactions you consummated in March 2006 with Espo's Ltd. and KMA Global Solutions, Inc. (Canada). This disclosure should detail the business purpose behind each transaction, the relationship, if any, between you and the original shareholders of Espo's and KMA Canada, the consideration paid by you and the source of such consideration in

each transaction, the identities of the parties receiving the consideration and any related agreements between you and past or present officers, directors or other controlling persons of KMA, KMA (Canada) or Espo's.

3.      In this connection, it appears that Espo's was a shell corporation when you acquired it. Please describe what assets, if any, you acquired in the Espo's transaction. In addition, you state that the transaction was a merger/reincorporation; however, since you were the surviving corporation, it appears that a reincorporation did not occur. Finally, confirm whether the entity known as Espo's still exists or was dissolved and whether any of its shares are still outstanding. We note your disclosure in this regard that immediately prior to the merger there were 8,823 Espo's common shares subject to a one-year escrow and lock up agreement. Please clarify what happened to these shares.

4.      Please reconcile your disclosure in the first paragraph on page 4 that Espo's was a non-SEC reporting company with your disclosure on page 15 of the financial statements that Espo's was a reporting company as of the time of the merger.

5.      Please revise the final sentence of the first paragraph on page 4 to clarify whether the shares now trading on the pink sheets are your common shares and if not, identify whose common shares they are.

6.      Please include an organization chart showing your current corporate structure, including the identities of your majority shareholders. This chart should show the relationship between and among you, KMA LLC, KMA Acquisition Exchangeco, KMA (Canada) and any affiliates of any of these entities.

7.      Refer to the third paragraph on page 4. Please describe in more detail the relationship between you, KMA LLC, Exchangeco and KMA (Canada). Please clarify whether you currently hold all of the issued and outstanding shares of KMA (Canada) and describe the purpose for KMA LLC and the exchangeable shares. In this connection, refer to exhibit 10.3, which purports to be an agreement between you, KMA LLC and KMA (Canada). The body of this document does not refer to these entities, however; rather, it refers to Espo's. Please advise us whether you filed the correct version of this agreement.

Corporate Structure, page 5

8.      Please disclose the business purpose of forming wholly-owned subsidiaries in Barbados and Hong Kong.

Electronic Article Surveillance (EAS) Industry, page 5

9.      Please expand your disclosure to provide a basic description of Electronic Article Surveillance, to describe what products make up EAS and to explain how they are used by your customers. For example, you state that retailers and manufacturers are focused on protecting assets as they "move through the retail supply chain." Does this mean that

your products are used to track inventory from manufacturer to retailer or are your products only used to track products within the retail location?  In this connection, please elaborate on how you have "built the necessary infrastructure to be a single source for EAS solutions worldwide."

10.    Explain the uses for discrete radio frequency and acoustic magnetic technology and explain how your products "consolidate" these technologies "to improve efficiency, reduce costs, and provide value-added solutions for customers across many markets and industries."

Principal Products, page 5

11.    Please revise to provide a brief but clear description of the products that you sell.  Your description should omit or explain short-hand industry jargon that may not be understood by an average investor, including terminology such as "retail supply chain," "joker tag," "source tagging solution," "high speed application" and "single-pass label."

12.    Please briefly explain radio frequency identification technology.

13.    Please revise your disclosure to explain what a Sensormatic EAS label is and how it differs from the other products you sell.

Principal Markets, page 7

14.    Please expand your discussion under this heading to describe the principal geographic markets into which your products are currently sold.  We note in this regard that you sell your products to "worldwide retailers."  Please clarify where your primary markets are located and specify the countries in which you conduct your operations.

Business Strategy, page 7

15.    Please provide more details about why you believe that RFID technology will experience "explosive growth over the next 5 to 10 years."  In addition, please explain what steps you have taken to expand your EAS products to include RFID.  We note in this regard your disclosure in the third paragraph under this heading that, through a "Triple Tag" you enable "high-volume, single-pass application of RFID-integrated EAS tags."  Please explain what this means in more detail.

16.    Please expand your disclosure to describe your anticipated role in the use of RFID technology.  For example, please clarify whether you will rely on suppliers of this technology in order to combine it with your products or whether you will seek to develop this technology on your own.

17.     Please identify who the "vendor population" is in the second paragraph under this heading.

Distribution, page 8

18.     We note your disclosure here and elsewhere throughout the filing that you intend to expand your operations to India, Mexico, China and elsewhere. We also note your disclosure that you intend to move your headquarters to North Carolina, establish additional operating subsidiaries and complete new high-speed, high volume machinery. Please include disclosure discussing the status of such expansion efforts, the projected timeline for such expansion and the source of funds you will use to finance such expansion.

Competition, page 9

19.     We refer to your statement that you "are confident that [your] performance in these areas has been superior to [your] competitors and allows [you] to achieve exceptional levels of customer satisfaction." This disclosure, without substantive support, is not meaningful information for investors. Please disclose how you have arrived at these conclusions or consider deleting this statement from the 10-SB.

20.     Refer to the third paragraph under this heading. Please explain in more detail how the products sold by Sentry, I.D. Systems and Zebra compete with your products. In particular, please explain what "automation and integration systems" are.

Manufacturing, Raw Materials, and Inventory, page 9

21.     Please explain what you mean when you say, in the second paragraph under this heading, that your strategy is to "vertically integrate manufacturing operations."

Dependence on Customers, page 9

22.     Please expand your disclosure to explain what you mean when you say that you are the "preferred supplier of EAS solutions to customers around the world." If this relates to your status as a supplier in any agreements you have with your customers, please revise to discuss such provisions.

23.     We note your characterization of the company as a development-stage company. Please advise us as to why you believe this is accurate in light of the fact that the business of the company has been conducted since 1996. Please revise to include more meaningful disclosure regarding trends in your customer base or advise.

24.     Please disclose the material terms of the supplier agreements you have with your customers, including the duration of such agreements, disclosure of whether any of the

agreements are exclusive agreements and a discussion of the termination provisions in the agreements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

25.     Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements only apply to statements made by an issuer that, at the time that the statement is made, is subject to the reporting requirements of the Exchange Act of 1934 or certain other representatives of such an issuer.  In addition, the safe harbor is not available to issuers of "penny stock." Please revise the first paragraph under this heading to eliminate the implication that the safe harbors provided by Section 27A of the Securities Act and Section 21E of the Exchange Act are applicable to your filing.

26.     Please provide additional guidance regarding what steps you plan to take that will "offer significant savings supporting an increased level of profitability."  Please also provide a timetable for achieving these results.

27.     From disclosure on page 7 of the Form 10-SB you state that retailers have traditionally been the primary purchasers of EAS technology, but that recently retailers have been requiring that manufacturers and distributors tag their products at the source.  Please discuss here whether your revenues have tracked this trend.  In other words, please break down the portion of your revenues derived from retailers, manufacturers and distributors and whether a shift has occurred in the sources of your revenues.  To the extent this trend impacts your operations or is expected to impact your operations going forward, please discuss this.

Results of Operations, page 12

28.     Please expand your discussion of the reasons behind changes in performance measures from period to period to more clearly explain why such changes occurred.  For example, you state in the third paragraph on page 13 that for the fiscal year ended January 31, 2006, marketing and promotional expenses declined 40.4% from the previous year, but you do not provide any explanation of the reasons for the decline.  Please revise here and throughout.

29.     Please define what you mean by "organic sales" and "customer sourcing requirements" in the final paragraph on page 12.

30.     Where you discuss the SG&A expenses, please expand your disclosure to explain the "tightened credit terms" from suppliers and whether these terms represents a trend that may effect the company's operations going forward.  In addition, please quantify the new hires made during this time period.

31.     Please indicate the percentage increase for operating income for the year ended January 31, 2006 as compared with the prior year, in the fifth paragraph on page 13.

Taxes on Income, page 14

32.     Your disclosures regarding income taxes appear inconsistent with Note 8 to the financial statements.  We have been unable to recalculate the effective income tax rate you disclose and do not understand your disclosure that you did not accrue any income tax payable for either year.  Please revise your disclosure to be consistent with the financial statements or further advise us as to how the amounts included here relate to the amounts per the financial statements.

Liquidity and Capital Resources, page 14

33.     Your disclosure that, in the fiscal year ended January 31, 2005, the company incurred ($442,608) in capital expenditures appears inconsistent with the nature of your investing cash flows per the statement of cash flows at page 6.  Please revise your disclosure to be consistent with amounts reported in the financial statements.

34.     Refer to the table on page 14.  Please explain the reason for the difference between net cash provided by operating activities of $394,742 for the year ended January 31, 2005, and $122,281 for the year ended January 31, 2006.

35.     Revise your discussion in the first paragraph after the table on page 14 to describe the anticipated source and timing of the referenced "infusion of capital."

36.     Please update your disclosure in the first paragraph on page 15 regarding your planned completion of high speed production facilities for DUAL Tag early in 2006.  Have you completed this production?

37.     Provide more details regarding the loan you provided to a shareholder, as disclosed in the fourth paragraph on page 15, including the identity of the shareholder and the terms of the loan, such as payment terms and interest rates.  In addition, if applicable, please include disclosure related to this loan on page 22 under Item 7. Certain Relationships and Related Transactions.

Compliance with Section 404 of the Sarbanes-Oxley Act of 2002, page 17

38.     If you choose to disclose the effectiveness of your internal controls over financial reporting, please revise your disclosure to meet all the requirement of Item 308 of Regulation S-B.

Item 3. Description of Property, page 17

39.     Please discuss whether you will be required to pay a penalty in connection with vacating your current lease in Ontario, Canada, when you move your headquarters to North Carolina.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 18

40.     We do not understand your disclosure in the 2 charts on page 18.  The first chart indicates that KMA Global Solutions LLC owns 100% of your common stock, while the second chart indicates that officers and directors own 56.5%.  Please revise or advise.  In addition, please revise the second chart to include all named officers and directors and state the exact share amounts held by each.

41.     Please reconcile your disclosure in the second paragraph on page 4 that you issued 314,400 shares to KMA (Canada) shareholders with your disclosure in the first chart on page 18 that KMA LLC holds 100% of your outstanding stock.

42.     Refer to footnote (1) at the bottom of page 18.  Please explain what you mean by the statement that Jeffrey Reid controls the shares "by virtue of his control of the Company pursuant to the Exchange Agreement, which is the sole member of KMA Global Solutions LLC."

Item 5. Directors and Executive Officers and Control Persons, page 19

43.     We note that Mr. Miller and Ms. Wilkes are included as named officers in the Summary Compensation Table on page 21.  Please include the biographical information for them as required by Item 401 of Regulation S-B.

44.     Please provide the prior 5 years' experience of each of the named executives and directors, including dates of such experience and relevant companies.  See Item 401(a) of Regulation S-B.

45.     Please provide the material details of Mr. Reid's employment agreement in the fourth paragraph on page 20.  We refer to Item 402(g) of Regulation S-B.

46.     Refer to the compensation table on page 21.  Please quantify the bonus amounts actually paid in the second column.

Item 8. Description of Securities, page 22

47.     Please expand your discussion to explain what a "wholly unmissed" class of stock is.

48.     We refer to your statement that you have 175 million authorized shares of common stock and 25 million authorized shares of preferred stock.  This is not consistent with disclosure in Note 10 to your financial statements that indicates that you have an unlimited number of authorized common and preferred shares.  In addition, to the extent the company has separate classes of preferred stock as indicated in the notes to the financial statements, please revise this section to discuss these separate classes.  Please revise or advise.

49.     Please revise your disclosure in the second paragraph on page 23 that there are no provisions of your articles or bylaws that would delay, defer or prevent a change of control with your disclosure under Item 5 of Part II describing such provisions.

Financial Statements

Report of Independent Registered Accounting Firm, page 1

50.     We note that the report of your independent registered accounting firm is dated February 20, 2006, the same date as the report included in your Form 10-SB filed on March 29, 2006.  The report in your Form 10-SB stated that the auditors were not able to observe the counting of physical inventories at the beginning of the year, nor were they able to apply other auditing procedures to satisfy themselves as to inventory quantities by alternative means, and as such were unable to express an opinion on the 2005 financial statements.  Please tell us whether your auditors performed additional procedures in order to issue the revised opinion on your financial statements and, if so, how they considered whether an updated audit opinion date or a dual dated audit opinion is required.

Note 2.  Summary of Significant Accounting Policies

General

51.     Please revise to disclose the nature of the line item Deposits on Equipment and Patents included in your balance sheet.  In your disclosure, please indicate whether such amounts relate to pending or approved patents.  Additionally, please disclose any future commitments or contractual obligations you have in relation to such deposits, if any.

Equipment and Amortization, page 7

52.     We note that you are amortizing your equipment under capital lease over a 10 year term, whereas the term of the capital lease is 3 years based on your disclosure in Note 9.  Please tell us your basis for amortizing this asset over a term of 10 years.  Include references to any accounting literature you relied on in determining your policy.

Leases, page 8

53.    Please tell us, and revise to disclose, your basis for using an accelerated method for amortizing assets under capital lease.

Note 11.  Commitments, page 13

54.    The amount of your commitment under a long-term lease for premises as disclosed here appears inconsistent with the monthly rental amounts and lease term disclosed at page 17. Please reconcile these amounts and revise accordingly.

Note 14.  Subsequent Events, page 15

55.    We note your disclosure that KMA International will acquire 100% of the outstanding shares of the capital stock of KMA (Canada) in exchange for 34,244,800 post reorganization shares of KMA International.  In relation to this share issuance please tell us the following:
   a)  Whether the former shareholders of KMA (Canada) received such shares on a pro-rata basis based on their ownership in KMA (Canada) at the time of the transaction.  In this respect, we note the disclosure at page 4 that KMA International purchased 314,400 shares of KMA (Canada) common stock in exchange for the same number of shares of KMA International, which would result in KMA (Canada) shareholders holding 5,344,800 post reorganization shares.  The remaining 1,700,000 (28,900,000 post reorganization) shares were issued to KMA LLC.  We do not understand who owns KMA LLC and thus effectively owns those shares;
   b)  How you considered the guidance in paragraph 17 of SFAS 141 and the information requested in (a), as well as any other relevant facts, in determining the accounting acquirer in the transaction.  Please provide a detailed analysis of your evaluation of each of the criteria in your response.
   c)  How you plan to record these share issuances in the transaction.

56.    Further to the previous comment, as it relates to the 314,400 shares issued to KMA (Canada) shareholders in exchange for the same number of their shares, Exhibit 10.4 indicates that the 314,400 shares were the only outstanding shares of KMA (Canada) at the time of the transaction.  Please tell us how these shares relate to the 9,452,000 shares of KMA (Canada) outstanding as January 31, 2006 per the balance sheet.

57.    Please tell us how you plan to account for the 149,991 post consolidation shares to be issued to an agent for Espo's, Ltd. and the 11,662,000 post consolidation reorganization shares to be issued to certain entities in exchange for future financing and investor relation services.

Part II

Item 1. Market Price of Stock and Dividends on the Registrant's Common Equity and Other Stockholder Matters, page 23

58.     We note that you have included the high and low bids for Espo's common stock for periods prior to your acquisition of Espo's. Please tell us the basis for your belief that such information is required or permitted and how it is useful to investors. In addition, please tell us what consideration you gave to including the high and low bids for your stock for the quarter ended March 31, 2006 and for the current quarter. Please also expand your discussion to highlight the fact that the prices listed for your stock may not be a reliable indicator of their value due to the fact that the Pink Sheets have no listing standards and the volume of sales for your shares has been very light since they commenced trading. Finally, please revise your disclosure in the final paragraph on page 23 to change "ANDS" to "NASD" and to clarify that a market maker will have to seek quotation on the OTC Bulletin Board on your behalf.

59.     Please clarify what you mean, when referring to your holders of record in the first paragraph on page 24, by your statement that, "an undetermined number of which represent more than one individual participant in securities positions with the company."

Item 4. Recent Sales of Unregistered Securities, page 24

60.     Since you appear to have at least 41 holders of your stock and since you have only been in existence since March 2006, each issuance of your stock since inception should be listed under this Item, with relevant information regarding the consideration paid for the stock and the exemption from registration relied upon in connection with such issuance, including facts supporting such claimed exemption. Please revise or advise.

61.     We note that on March 15, 2006 you issued 314,400 shares of your common stock to shareholders of KMA (Canada) in exchange for an equal number of shares of KMA (Canada) common stock. In addition, in connection with the Acquisition Agreement you issued 1.7 million shares of common stock to KMA LLC. Finally, we refer to disclosure found in Note 14 to your financial statements regarding the issuance of shares in exchange for services rendered. Please include the information required by Item 701 of Regulation S-B with respect to these transactions.

*       *       *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions regarding the accounting comments to Amanda Sledge at (202) 551-3473, or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403. Direct any other questions to Amanda McManus at (202) 551-3412, or the undersigned at (202) 551-3694.

Sincerely,


Owen Pinkerton
Senior Attorney


cc (*via facsimile*): Lawrence Cohen, Esq.
Fox Rothschild LLP